Exhibit 99.10

Disclosure of Transactions in Own Shares

Paris, June 19, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from June 12 to June 16, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
12/06/2023	301,097	54.250009	16,334,514.96	XPAR
12/06/2023	150,000	54.258585	8,138,787.75	CEUX
12/06/2023	40,000	54.258085	2,170,323.40	TQEX
12/06/2023	25,000	54.254389	1,356,359.73	AQEU
13/06/2023	312,282	54.125099	16,902,294.17	XPAR
13/06/2023	140,000	54.134042	7,578,765.88	CEUX
13/06/2023	40,000	54.136682	2,165,467.28	TQEX
13/06/2023	25,000	54.138717	1,353,467.93	AQEU
14/06/2023	311,375	54.215585	16,881,377.78	XPAR
14/06/2023	140,000	54.236276	7,593,078.64	CEUX
14/06/2023	40,000	54.233466	2,169,338.64	TQEX
14/06/2023	25,000	54.246886	1,356,172.15	AQEU
15/06/2023	316,293	53.713357	16,989,158.83	XPAR
15/06/2023	140,000	53.710045	7,519,406.30	CEUX
15/06/2023	40,000	53.716794	2,148,671.76	TQEX
15/06/2023	25,000	53.709728	1,342,743.20	AQEU
16/06/2023	313,368	53.998739	16,921,476.84	XPAR
16/06/2023	140,000	54.040155	7,565,621.70	CEUX
16/06/2023	40,000	54.042720	2,161,708.80	TQEX
16/06/2023	25,000	54.047356	1,351,183.90	AQEU
Total	2,589,415	54.066235	139,999,919.62

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com